UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING HELD ON APRIL 28th, 2022

1.              DATE, TIME AND PLACE. On the 28th day of April, 2022, at 3:00 p.m., exclusively digitally, and therefore considered to have been held at the headquarters of Sendas Distribuidora S.A ("Company"), located at Avenida Ayrton Senna, 6000, Lot 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775 005, in the city and state of Rio de Janeiro, Brazil.

2.              CALL NOTICE AND PUBLICATIONS. Call notice regularly made by means of the Call Notice published in the newspaper "Folha de S. Paulo", in the copies of (i) March 29, 2022 - page A25, (ii) March 30, 2022 - page A22, and (iii) March 31, 2022 - page 14, in accordance with article 124 of Law No. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"). The Management Report and the Financial Statements, together with the Explanatory Notes and the Independent Auditors' Report, for the fiscal year ended December 31, 2021, were published in the "Folha de S. Paulo" on February 23, 2022, in accordance with the fifth paragraph of article 133 and item II of article 289, both of the Brazilian Corporate Law, and were made available in full on the Company's Investor Relations page and on the websites of the Securities and Exchange Commission of Brazil ("CVM") and of B3 S.A. - Brasil, Bolsa, Balcão. Thus, the publication of the notices referred to in article 133 of the Brazilian Corporate Law was waived, pursuant to said legal provision.

3.              ATTENDANCE. Attendance, as verified by the signatures affixed to the "Shareholders' Attendance Book": (a) at the Annual Shareholders' Meeting, shareholders representing 77.6% of the Company's voting capital stock, and (b) at the Extraordinary Shareholders' Meeting, shareholders representing 77.7% of the Company's voting capital stock. Also present were Messrs: (i) Belmiro de Figueiredo Gomes, Chief Executive Officer; (ii) Gabrielle Castelo Branco Helú, Investor Relations Officer; (iii) Valdério Matias da Silva, Accounting Officer; (iv) Sandra Camargo Vicari, People Management and Sustainability Officer; (v) Wlamir dos Anjos, Commercial Vice-President (vi) Stela Cerqueira, representative of Ernst & Young Auditores Independentes S/S ("Independent Auditors"); (vii) Tufi Daher, member of the Fiscal Council; and (viii) Luiz Nelson Guedes de Carvalho, member of the Audit and Risk Management Committee.

Este conteúdo foi classificado como CONFIDENCIAL

4.              CHAIRMAN AND SECRETARY. The works were presided over by Mrs. Daniela Sabbag Papa, the Company's Administrative and Financial Director, who invited Mrs. Alessandra de Souza Pinto to act as secretary, under the terms of article 8 of the Company's Bylaws.

5.              AGENDA. At the Ordinary General Meeting: At the Annual General Meeting: To resolve on (i) taking of the management accounts and examination, discussion and voting on the Management Report and the Company's Financial Statements for the fiscal year ended December 31, 2021; (ii) proposal for the Company's capital budget for the fiscal year 2022; (iii) proposal for allocation of the result related to the fiscal year ended December 31, 2021, including the reallocation of amounts intended for profit reserves to the tax incentive reserve; and (iv) setting the annual global compensation of the management for the fiscal year 2022; and At Extraordinary General Meeting: To resolve on the Company's capital stock increase in the amount of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), through capitalization of profit reserves, without the issuance of new shares, with the consequent amendment to the wording of Article 4 of the Company's Bylaws and its consolidation.

6.              RESOLUTIONS. Starting the works, the reading of the consolidated voting map of the votes cast by means of remote voting bulletins was waived, which was made available for consultation by the shareholders present, pursuant to paragraph four of article 21-W of CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481"), and it was also (i) waived the reading of the Call Notice and of the documents related to the matters to be deliberated in this General Meeting; (ii) it was clarified that the vote declarations, protests and dissents eventually presented will be numbered, received and authenticated by the Secretary of the Meeting and will be filed at the Company's headquarters, pursuant to the provisions of the first paragraph of article 130 of the Brazilian Corporate Law; and (iii) it was informed that these minutes will be drawn up in summary form and its publication approved with the omission of the shareholders' signatures, pursuant to the terms of the first and second paragraphs of article 130 of the Brazilian Corporate Law.

Este conteúdo foi classificado como CONFIDENCIAL

6.1        At the Ordinary General Meeting: After the preliminary clarifications, the Chairman put the items on the Agenda to the vote, and the following resolutions were taken:

6.1.1   To approve in full and without reservations, by majority of the votes cast, 831,086,745 votes in favor, 1,863,491 votes against and 212,319,069 abstentions having been recorded, the accounts of the Managers, the Management Report, the Financial Statements and the Opinion of the Independent Auditors, for the fiscal year ending December 31, 2021.

6.1.2   To approve, by majority of the votes cast, with 926,641,987 votes in favor, 770 votes against and 118,626,548 abstentions having been recorded, the Company's capital budget proposal for fiscal year 2022, which is integral to these minutes as Annex I.

6.1.3   Approve, by majority of the votes cast, with 931,586,165 votes in favor, 770 votes against and 113,682,370 abstentions having been recorded, the proposal of the Company's Management for the allocation of net income for the fiscal year ending December 31, 2021, in the total amount of R$1,610,406,094.35 (one billion, six hundred and ten million, four hundred and six thousand, ninety-four reais and thirty-five cents) ("Net Income"), as follows, including the reallocation of the amount of R$430,856,618.41 (four hundred and thirty million, eight hundred and fifty-six thousand, six hundred and eighteen reais and forty-one cents) related to tax incentives for the fiscal years 2017 to 2020 from profit reserves to the tax incentives reserve.

(a)        the amount of R$708,722,457.30 (seven hundred and eight million, seven hundred and twenty-two thousand, four hundred and fifty-seven reais and thirty cents) allocated to the tax incentives reserve, pursuant to article 195-A of the Brazilian Corporate Law, of which R$277,865,838.89 (two hundred seventy-seven million, eight hundred sixty-five thousand, eight hundred thirty-eight reais and eighty-nine cents) referring to the fiscal incentives for fiscal year 2021 and R$430,856,618.41 (four hundred and thirty million, eight hundred and fifty-six thousand, six hundred and eighteen reais and forty-one cents) related to tax incentives for fiscal years 2017 to 2020, which is being subtracted from profit reserves set up in previous years;

(b)        the amount of R$5,330,054.62 (five million, three hundred and thirty thousand, fifty-four reais and sixty-two cents), corresponding to a percentage lower than 5% (five percent) of the net income for the year deducted from the total amount destined to the tax incentive reserve, bearing in mind that the amount proposed will cause the legal reserve to reach the limit of 20% (twenty percent) of the capital stock, destined for the formation of the Company's legal reserve, under the terms of article 193 of the Brazilian Corporate Law;

Este conteúdo foi classificado como CONFIDENCIAL

(c)         the amount of R$896,353,582.43 (eight hundred and ninety-six million, three hundred and fifty-three thousand, five hundred and eighty-two reais and forty-three cents), corresponding to the net income for the fiscal year after deducting the total amount destined to the tax incentive reserve and to the legal reserve (adjusted net income), as follows:

(c.i)       the amount of R$224,088,395.61 (two hundred and twenty-four million, eighty-eight thousand, three hundred and ninety-five reais and sixty-one cents), equivalent to twenty-five percent (25%) of the adjusted net income, distributed to the Company's shareholders as a minimum mandatory dividend, it being certain that, of this amount, (c.i.1) R$55,672,384.76 (fifty-five million, six hundred seventy-two thousand, three hundred eighty-four Brazilian reais and seventy-six cents) corresponds to interest on own capital, net of income tax, distributed to the Company's shareholders at a meeting of the Board of Directors held on September 30, 2021 and paid on October 14, 2021, now attributed to the minimum mandatory dividend declared; and (c.i.2) R$168,416,010.85 (one hundred and sixty-eight million, four hundred and sixteen thousand, ten reais and eighty-five cents) corresponds to the residual portion of the minimum mandatory dividend hereby declared, equivalent to R$0.125038407679398 per common share issued by the Company, disregarding the shares held in treasury ("Residual Dividend"), to be paid according to item 6.1.2.2 below; and

(c.ii)       the amount of R$631,731,995.96 (six hundred and thirty-one million, seven hundred and thirty-one thousand, nine hundred and ninety-five Reais and ninety-six cents) allocated to the Company's "Expansion Reserve", provided for in article 36, second paragraph, of the Company's Bylaws.

6.1.3.1              The Residual Dividend, in the amount of R$168,416,010.85 (one hundred and sixty-eight million, four hundred and sixteen thousand, ten reais and eighty-five cents), equivalent to R$0.125038407679398 per common share, will be entitled to those who are shareholders of the Company on this date (base date), respecting the trades carried out up to and including this date. Thus, as of April 29, 2022, inclusive, the Company's shares will be traded "ex-dividends”.

Este conteúdo foi classificado como CONFIDENCIAL

6.1.3.2              The dividends hereby declared shall be paid by the Company on June 27, 2022, without monetary adjustment or incidence of interest between this date and the date of actual payment of the dividends declared. Payment of the dividends declared herein will observe the procedures of the financial institution providing bookkeeping services for the shares issued by the Company, as per information in the notice to shareholders to be disclosed in due course by the Company.

6.1.4   Declare, pursuant to article 161, second paragraph, item "a" of the Corporation Law and article 4 of CVM Resolution No. 70 of March 22, 2022, in view of the request by shareholders holding 162,841,983 (one hundred and sixty-two million, eight hundred and forty-one thousand, nine hundred and eighty-three)common shares, nominative book-entry and without par value issued by the Company, representing 12% (twelve integer percent) of the Company's capital stock, the installation of the Company's Fiscal Council, with operation until the Annual General Meeting that examines the accounts for the fiscal year to be ended on December 31, 2022.

6.1.4.1           To state that, although the installation of the Fiscal Council is not on the agenda of this Meeting, pursuant to article 161, paragraph three, of the Corporation Law, the request for the Fiscal Council's operation may be made at any General Meeting, which will elect its members, even if the matter is not included in the call notice.

6.1.5   To elect, by majority vote, with 512,916,938 votes in favor, with 62,029,570 abstentions having been recorded, the following candidates as members of the Fiscal Council, with a term of office until the date of the Annual General Meeting that examines the accounts for the fiscal year to be ended on December 31, 2022:

(i)	TUFI DAHER, Brazilian, married, engineer, bearer of ID RG nº 58.751.162X SSP SP, enrolled with CPF/ME under No. 323.142. 486-00, resident and domiciled in the city of Uberlândia, State of Minas Gerais, at Rua Alexandrina Castro Cunha, 160, as effective member and President of the Fiscal Council, and PATRÍCIA VALENTE STIERLI, Brazilian, divorced, business administrator, bearer of ID RG No. 4. 589089-4, enrolled with the CPF/ME under No. 010.551.368-78, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Itacema, 246, as her respective alternate; and
Este conteúdo foi classificado como CONFIDENCIAL

(ii)	MARCÍLIO AMATO VAZ DE MELO, Brazilian, married, accountant, holder of the Identity Card RG No. MG 749.616 PCMG, enrolled with the CPF/ME under No. 378.741. 796-68, resident and domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Timbiras, 659, as an effective member of the Fiscal Council, and SÉRGIO EUSTÁQUIO PIRES, Brazilian, married, business administrator, bearer of Identity Card RG No. 920. 618 SSP-MG, enrolled in the CPF/ME under No. 228.407.886-91, residing and domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Henrique Gorceix, 612, Padre Eustáquio, as his respective alternates;

6.1.5.1              To record that the following were elected separately, pursuant to article 161, paragraph four, item "a", of the Corporation Law, by the minority shareholders present, RAFAEL DE SOUZA MORSCH, Brazilian, married, economist, RG/SSP-RS No. 1086004841, CPF No. 012.184.570-23, resident and domiciled in Porto Alegre, Capital, with offices at Avenida Carlos Gomes, No. 1492, sala 1208, CEP 904800-002, as an effective member of the Fiscal Council, and MARCO ANTÔNIO MAYER FOLETTO, Brazilian, married, accountant, RG/SSP-RS nº 6034755841, CPF No. 480.083.380-91, resident and domiciled in Porto Alegre, Capital, at Rua Carlos Von Koseritz, 1415/502, CEP 90.540-031, as his respective alternate, by 100.000 affirmative votes, with 574,946,508 abstentions having been recorded. Moreover, Mr. Roberto Frota Decourt and Mr. Fabiano Simões Coelho, nominated as titular and substitute, respectively, by a minority shareholder present at the Meeting, received 100 votes, therefore, they were not elected.

6.1.5.2              Based on the information received by the Company's management, pursuant to the applicable legislation, the shareholders were informed that the elected fiscal councilors meet the requirements set forth in article 162 of the Corporation Law and are in a position to sign, without any reservations, the declaration mentioned in articles 147 and 162, second paragraph, of the Corporation Law, which will be filed at the Company's headquarters.

6.1.5.3              The Fiscal Council members elected herein shall take office in their respective positions within thirty (30) days as of this date, upon signing the respective instrument of investiture to be drawn up in the Company's proper book, together with the declaration of clearance pursuant to item 6.1.5.2 above

Este conteúdo foi classificado como CONFIDENCIAL

.

6.1.5.4               State that the compensation of the members of the Fiscal Council shall be equivalent to at least ten percent (10%) of the fixed compensation that, on average, is attributed to each member of the Executive Board, i.e., the compensation attributed to the executive officers, not including benefits, representation allowances and profit sharing, as provided for in article 162, paragraph 3 of the Corporation Law. The alternate members of the Fiscal Council will only be remunerated when they act in substitution of the effective members.

6.1.6   To approve, by majority of the votes cast, with 718,061,259 votes in favor, 212,298,427 votes against, including the manifestation and protest that can be found in Annex II to these Minutes, and 114,909,619 abstentions having been recorded, the setting of the annual global compensation of the managers and of the Fiscal Council, should the shareholders request its installation, for the fiscal year 2022, in the total amount of R$72,341,031.22 (seventy-two million, three hundred forty-one thousand, thirty-one reais and twenty-two cents), distributed as follows:

(a)     For the Executive Board, up to R$35,107,852.80 (thirty-five million, one hundred and seven thousand, eight hundred and fifty-two reais and eighty cents), including the expense arising from the contracts entered into with the Officers in connection with the Company's Stock Option Plans, which do not have the nature of compensation for labor purposes;

(b)     For the Board of Directors, up to R$36,714,779.02 (thirty-six million, seven hundred and fourteen thousand, seven hundred and ninety-nine reais and two cents), including the expenses arising from the contracts entered into with the members of the Board of Directors in connection with the Company's Stock Option Plans, which are not in the nature of compensation for labor purposes; and

(c)      For the Fiscal Council, up to R$518,400.00 (five hundred and eighteen thousand four hundred reais).

6.2        At the Extraordinary General Meeting:

6.2.1   To approve, by majority of the votes cast, 933,097,628 votes in favor, 33,020 votes against and 113,663,620 abstentions having been recorded, the Company's capital stock increase in the amount of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), through the capitalization of profit reserves, without the issuance of new shares, increasing the Company's capital stock from R$789,316,877.54 (seven hundred and eighty nine million, three hundred and sixteen thousand, eight hundred and seventy seven Brazilian reais and fifty four cents) to R$1,253,048,594.57 (one billion, two hundred fifty-three million, forty-eight thousand, five hundred ninety-four reais and fifty-seven cents), with the consequent change in the wording of Article 4 of the Company's Bylaws and its consolidation, which, as consolidated, is included in these minutes as Attachment III.

Este conteúdo foi classificado como CONFIDENCIAL

7.              DOCUMENTS: The documents and proposals submitted to the Meeting, as well as the declarations and expressions of vote presented in writing by the shareholders are attached hereto and will be filed at the Company's headquarters.

8.              ADJOURNMENT. There being no further business, the Chairman declared the minutes approved, and they were read and found to be in agreement by all those present. Afterwards, it was clarified that the shareholders who (i) sent a valid remote voting form, as well as those who (ii) registered their presence in the electronic remote participation system, were considered present at the Meeting for all purposes and, as such, are considered to have signed the Shareholders' Attendance Book and these minutes, pursuant to article 21-V, paragraph one, of CVM Instruction 481. Finally, the Meeting was declared closed. Chairman: Daniela Sabbag Papa. Secretary: Alessandra de Souza Pinto. Chief Executive Officer: Belmiro de Figueiredo Gomes. Accounting Officer: Valdério Matias da Silva. Investor Relations Officer: Gabrielle Castelo Branco Helú. Ernst & Young Auditores Independentes S/S representative: Stela Cerqueira. Fiscal Council Member: Tufi Daher. Audit and Risk Management Committee Member: Luiz Nelson Guedes de Carvalho.

Chairman and Secretary:

_____________________________ Daniela Sabbag Papa Chairman	______________________________ Alessandra de Souza Pinto Secretary
Este conteúdo foi classificado como CONFIDENCIAL

Members of the Company's Management:

_____________________________ Belmiro de Figueiredo Gomes Chief Executive Officer By: Daniela Sabbag Papa	______________________________ Gabrielle Castelo Branco Helú Investor Relations Officer By: Daniela Sabbag Papa

_____________________________ Valdério Matias da Silva Diretor de Contabilidade Por: Daniela Sabbag Papa	______________________________ Sandra Camargo Vicari Diretora de Gestão de Gente e Sustentabilidade Por: Daniela Sabbag Papa

Company's Independent Auditor:

_____________________________ Stela Cerqueira By: Daniela Sabbag Papa

Member of the Fiscal Council:

_____________________________ Tufi Daher By: Daniela Sabbag Papa

Member of the Company's Audit and Risk Management Committee:

_____________________________

Luiz Nelson Guedes de Carvalho

By: Daniela Sabbag Papa

Este conteúdo foi classificado como CONFIDENCIAL

Shareholders in Attendance (By: Daniela Sabbag Papa):

ACACIA CONSERVATION FUND, LP
ACACIA DELAWARE BRAZIL I LLC
ACACIA II PARTNERS, LP
ACACIA INSTITUTIONAL PARTNERS, LP
ACACIA PARTNERS, LP
ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO
ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOC.
ALASKA PERMANENT FUND
ALBERTA INVESTMENT MANAGEMENT CORPORATION
ALESSANDRA CRISTINA RINALDI DECOURT
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AMERICAN HEART ASSOCIATION, INC.
AMUNDI INDEX SOLUTIONS
AQR EMERGING SMALL CAP EQUITY FUND, L.P.
ARERO - DER WELTFONDS -NACHHALTIG
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST
ARROWSTREET EMK ALPHA EXTENSION FUND L.P.
ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND
ASSET MANAGEMENT EXCHANGE UCITS CCF
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
BEST INVESTMENT CORPORATION
BESTINVER HEDGE VALUE FUND, F.I.L.
BLACKROCK ADVANTAGE GLOBAL FUND INC
BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II
BLACKROCK EMERGING MARKETS COLLECTIVE FUND
BLACKROCK EMERGING MARKETS FUND, INC.
BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC
BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC
BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND
BLACKROCK GLOBAL ALLOCATION FUND (AUST)
BLACKROCK GLOBAL FUNDS
BLACKROCK GLOBAL FUNDS - S. GLOBAL SMALLCAP FUND
BLACKROCK GLOBAL FUNDS WORLD AGRICULTURE
BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND
BLACKROCK INSTITUTIONAL EQUITY FUNDS- EMERGING MARKETS
BLACKROCK LATIN AMERICA FUND INC
Este conteúdo foi classificado como CONFIDENCIAL

BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC
BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II
BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F
BLAKROCK GLOBAL ALLOCATION FUND INC
BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND
BNYM MELLON CF SL ACWI EX-U.S.IMI FUND
BOSTON PARTNERS EMERGING MARKETS FUND
BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND
BRANDES EMERGING MARKETS VALUE FUND
BRANDES GLOBAL OPPORTUNITIES FUND
BRANDES INSTITUTIONAL EQUITY TRUST
BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND
BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
CATHOLIC HEALTH EAST CONSOLIDATED MASTER RETIREMENT TRUST
CCL Q GLOBAL SMALL CAP EQUITY FUND
CCL Q INTERNATIONAL SMALL CAP EQUITY FUND
CDN ACWI ALPHA TILTS FUND
CELOS CLARITAS VALOR FUNDO DE INVESTIMENTO DE ACOES
CHALLENGE FUNDS
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
CHEVRON UK PENSION PLAN
CHRISTOPHE HIDALGO
CIBC EMERGING MARKETS EQUITY INDEX ETF
CIBC EMERGING MARKETS FUND
CITI RETIREMENT SAVINGS PLAN
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
CITY OF NEW YORK GROUP TRUST
CLARITAS ADVISORY ICATU PREVIDENCIA FIM
CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP
Este conteúdo foi classificado como CONFIDENCIAL

CLARITAS INSTITUCIONAL MASTER FIM
CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO
CLARITAS LONG BIAS PREV FIFE FIM
CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO
CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM
CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
CLARITAS PREVIDENCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTI
CLARITAS TOTAL RETURN MASTER FIM
CLARITAS VALOR FIA
CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO
CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME
COLLEGE RETIREMENT EQUITIES FUND
COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN
CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.
CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB BRANDYWINE
CUSTODY BANK OF JAPAN, LTD. RE: SMTB BRANDYWINE GL
CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F.
DELA DEPOSITARY ASSET MANAGEMENT B.V.
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
DNB FUND
DRZ EMERGING MARKETS, LP
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
EMERGING MARKETS ALPHA TILTS FUND B
EMERGING MARKETS ALPHA TILTS-ENHANCED FUND
EMERGING MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND
EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
ENCORE AÇÕES FIA
ENCORE LB XP SEGUROS PREV 100 FIM
ENCORE LONG BIAS FIM
ERS PUBLIC EQUITY EMERGING MANAGER II LP
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
FCOPEL FUNDO DE INVESTIMENTO EM AÇÃO
FDI 2 FIA
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
Este conteúdo foi classificado como CONFIDENCIAL

FIRST TRUST INTERNATIONAL IPO ETF
FIS GROUP COLLECTIVE INVESTMENT TRUST
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
FOURNIER RETIREMENT FUND, INC.
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS
FUNDO DE INVESTIMENTO MULTIMERCADO COLISEU
GÉANT INTERNATIONAL BV
GLOBAL ALPHA TILTS FUND A
GLOBAL ALPHA TILTS FUND B
GLOBAL EMERGING MARKETS BALANCE PORTFOLIO
GLOBAL EX-US ALPHA TILTS FUND
GLOBAL EX-US ALPHA TILTS FUND B
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
HELICCO PARTICIPACOES LTDA.
HOSTPLUS POOLED SUPERANNUATION TRUST
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
HSSP FIM IE
IBM 401 (K) PLUS PLAN
ICON EMERGING MARKETS FUND
IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO
IMPERIAL EMERGING ECONOMIES POOL
INSURANCE COMMISSION OF W AUSTRALIA
INTERNATIONAL EQUITIES B UNIT TRUST
INTERNATIONAL MONETARY FUND
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
INVESTEC GLOBAL STRATEGY FUND
INVESTERINGSFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AK
IRISH LIFE ASSURANCE PLC
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
ISHARES III PUBLIC LIMITED COMPANY
ISHARES IV PUBLIC LIMITED COMPANY
ISHARES MSCI BRAZIL SMALL CAP ETF
ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
ISHARES PUBLIC LIMITED COMPANY
IT NOW IBOVESPA FUNDO DE ÍNDICE
Este conteúdo foi classificado como CONFIDENCIAL

IT NOW IGCT FUNDO DE INDICE
ITAU ACOES DIVIDENDOS FI
ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO
ITAU DUNAMIS ADVANCED FUNDO DE INVESTIMENTO EM ACOES
ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES
ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA
ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO
ITAU HEDGE MULTIMERCADO FI
ITAU HEDGE PLUS MULTIMERCADO FD INVESTIMENTO
ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO
ITAU IBOVESPA ATIVO MASTER FIA
ITAU IBRX ATIVO MASTER FIA
ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO
ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO
ITAU LONG AND SHORT PLUS MULTIMERCADO FI
ITAU MASTER HU MULTIMERCADO FI
ITAU MULTIMERCADO GLOBAL EQUITY HEDGE FI
ITAU MULTIMERCADO LONG AND SHORTS FI
ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO
ITAU OPTIMUS LONG BIAS MULTIMERCADO FI
ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO
ITAU PHOENIX ACOES FUNDO DE INVESTIMENTO
ITAÚ PHOENIX IQ AÇÕES FUNDO DE INVESTIMENTO
ITAU PREV MASTER VERDE AM FIM
ITAU PREVIDENCIA IBRX FIA
JANA EMERGING MARKETS SHARE TRUST
JGP COMPUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO E
JNL EMERGING MARKETS INDEX FUND
JNL MULTI-MANAGER ALTERNATIVE FUND
JNL/BLACKROCK GLOBAL ALLOCATION FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
JP MORGAN CHASE BANK
JP MORGAN CHASE RETIREMENT PLAN
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI A EM II
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
Este conteúdo foi classificado como CONFIDENCIAL

LEGAL GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL ICAV
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST
LONG BIAS FIA
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
LVIP BLACKROCK ADVANTAGE ALLOCATION FUND
LVIP BLACKROCK GLOBAL ALLOCATION FUND
MANAGED PENSION FUNDS LIMITED
MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND
MEDIOLANUM BEST BRANDS EMERGING MARKETS COLLECTION
MERCER QIF FUND PLC
MERCER UCITS COMMON CONTRACTUAL FUND
MERRILL LYNCH INVESTMENT MANAGERS LIMITED
MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND
MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST
MFS INTERNATIONAL NEW DISCOVERY FUND
MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING
MIP ACTIVE STOCK MASTER PORTFOLIO
MOMENTUM GLOBAL FUNDS
MSCI ACWI EX-U.S. IMI INDEX FUND B2
MULTI-MANAGER INVESTMENT PROGRAMMES PCC LIMITED GLOBAL EQUIT
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
NORGES BANK
NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
NUVEEN EMERGING MARKETS EQUITY FUND
ÖLBERG FIM IE
OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST
ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P.
ORBIS INTERNATIONAL EQUITY L.P.
ORBIS OEIC - GLOBAL BALANCED FUND
ORBIS SICAV GLOBAL BALANCED FUND
Este conteúdo foi classificado como CONFIDENCIAL

ORBIS SICAV INTERNATIONAL EQUITY FUND
PARADICE GLOBAL SMALL CAP FUND
PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P
PARAMETRIC EMERGING MARKETS FUND
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
PARAMETRIC TMEMC FUND, LP
PEOPLE S BANK OF CHINA
PICTET GLOBAL SELECTION FUND - G G M FUND
POPLAR DELAWARE BRAZIL I LLC
PRINCIPAL FUNDS, INC - GLOBAL DIVERSIFIED INCOME FUND
PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND
PRINCIPAL INTERNATIONAL EQUITY FUND
PRINCIPAL LIFE INSURANCE COMPANY
PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
QIC INTERNATIONAL EQUITIES FUND
QIC LISTED EQUITIES FUND
RENAISSANCE EMERGING MARKETS EQUITY PRIVATE POOL
RENAISSANCE EMERGING MARKETS FUND
ROBECO CAPITAL GROWTH FUNDS
ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II
RONALDO IABRUDI
S4 FIM CP IE
SCHRODER INTERNATIONAL SELECTION FUND
SCHRODER PENSION MANAGEMENT LIMITED
SCHRODER SUSTAINABLE MULTI-FACTOR EQUITY FUND
SCHWAB EMERGING MARKETS EQUITY ETF
SEGISOR
SKAGEN KON-TIKI VERDIPAPIRFOND
SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
SPW MULTI -MANAGER ASIA EX JAPAN GLOBAL EMERGING M.E. FUND
SSGA SPDR ETFS EUROPE I PLC
SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
Este conteúdo foi classificado como CONFIDENCIAL

STATE STREET EMERGING MARKETS EQUITY SELECT NON-LE
STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
STATE STREET IRELAND UNIT TRUST
STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING PGGM DEPOSITARY
STOREBRAND SICAV
SUNSUPER SUPERANNUATION FUND
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
SUTTER HEALTH MASTER RETIREMENT TRUST
TACAMI FIM PREVIDENCIARIO
TELSTRA SUPER PTY LTD T TELSTRA S SHEME
TFL TRUSTEE COMPANY LIMITED
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MONETARY AUTHORITY OF SINGAPORE
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA
TORK LO INSTITUCIONAL MASTER FIA
TORK LO MASTER FIA
TORK MASTER FIA
TORK PREV FIA FIFE
TRINITY HEALTH CORPORATION
TRINITY HEALTH PENSION PLAN
TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO)
TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED
TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED
UPS GROUP TRUST
USAA CAPITAL GROWTH FUND
USAA EMERGING MARKETS FUND
USAA WORLD GROWTH FUND
UTAH STATE RETIREMENT SYSTEMS
VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND
Este conteúdo foi classificado como CONFIDENCIAL

VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD ESG INTERNATIONAL
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
VERDE AM AÇÕES MASTER FIA
VERDE AM B LONG BIAS PREVIDENCIÁRIO FIFE FIA
VERDE AM B PREVIDÊNCIA FIFE MASTER FIM
VERDE AM BRASILPREV QUALIFICADO FIFE FIM
VERDE AM ICATU DISCERE PREV FIFE FIM
VERDE AM ICATU PREVIDENCIA MASTER FIM PREV
VERDE AM LONG BIAS 70 ADVISORY XP SEGUROS PREV MASTER FIM
VERDE AM LONG BIAS 70 BRASILPREV MASTER FIM
VERDE AM LONG BIAS 70 ITAU PREV MASTER FIM
VERDE AM LONG BIAS 70 RED PREV MASTER FIM
VERDE AM LONG BIAS ICATU PREV FIFE FIM
VERDE AM LONG BIAS MASTER FIA
VERDE AM PERFORMANCE FIA
VERDE AM SCENA ADVISORY XP SEGUROS PREV MASTER FIM
VERDE AM STRATEGY II MASTER FIA
VERDE AM VALOR DIVIDENDOS FIA
VERDE EQUITY MASTER FIM
VERDE MASTER FIM
VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS
VICTORIAN FUNDS MAN C A T F V E M T
VICTORY CAPITAL INTERNATIONAL COLLECTIVE INVESTMENT TRUST
VICTORY SOPHUS EMERGING MARKETS FUND
VICTORY SOPHUS EMERGING MARKETS VIP SERIES
VOKIN ACONCÁGUA MASTER LONG ONLY FIA
VOKIN EVOLUTION FIM IE
VOKIN K2 LONG BIASED FIA
VOKIN PÃO DE AÇÚCAR FIM IE
VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
WASHINGTON STATE INVESTMENT BOARD
Este conteúdo foi classificado como CONFIDENCIAL

WELLINGTON TRUST COMPANY N.A.
WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
WILKES PARTICIPAÇÕES S.A.
WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND
WISDOMTREE ISSUER ICAV
WISHBONE DELAWARE BRAZIL I, LLC
WM IBOVESPA PLUS FUNDO DE INVEST EM ACOES
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
ZENITH HAYP FUNDO DE INVESTIMENTO EM AÇÕES
FORD MOTOR CO DEFINED BENEF MASTER TRUST
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
MINISTRY OF ECONOMY AND FINANCE

Este conteúdo foi classificado como CONFIDENCIAL

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

Annex I

Management’s Proposal for Capital Budget

Applicable (R$)
Construction of new units and conversion of hypermarkets, renovation of existing stores, logistics and technology	R$5,000,000,000.00

The Company's management presents the capital budget for the year of 2022, as described below:

Sources (R$)
Profit retention (Article 196 of Law No. 6,404/76)	R$463,731,717.03
Reserve for Expansion	R$168,000,278.93
Other own and/or third-party resources	R$4,368,268,004.04

Este conteúdo foi classificado como CONFIDENCIAL

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

Annex II

Este conteúdo foi classificado como CONFIDENCIAL

São Paulo, 28 de abril de 2022.

À
Mesa da Assembleia Geral Ordinária e Extraordinária da Sendas Distribuidora S.A. realizada em 28 de abril de 2022

Ref: Manifestação de Voto e Protesto – Art. 130 da Lei nº 6.404/76

Senhor(a) Presidente da Assembleia Geral Ordinária e Extraordinária da Sendas Distribuidora S.A.,

Os Fundos de Investimento relacionados no Anexo I ao presente ("Fundos Verde"), todos geridos pela VERDE ASSET MANAGEMENT S.A., sociedade com sede na Cidade e Estado de São Paulo, na Av. Brigadeiro Faria Lima, 3.600, conj. 111, Itaim Bibi, CEP: 04538-132, inscrita no CNPJ/MF sob nº 19.749.539/0001-76, neste ato representada por sua procuradora RAFAELA GARCIA AMAR, brasileira, divorciada, advogada, portadora da cédula de identidade nº 12.185.420-2-IFP-RJ, inscrita no CPF/MF sob o nº 053.567.467-84 e na OAB/RJ sob número 131.900, vem, com base no art. 130 da Lei nº 6.404/76, apresentar

MANIFESTAÇÃO DE VOTO E PROTESTO

contra o item IV da Ordem do Dia da Assembleia Geral Ordinária da Sendas Distribuidora S.A., inscrita no CNPJ/MF sob o nº 06.057.223/0001-71 ("Companhia"), realizada no dia 28 de abril 2022 ("Assembleia"), conforme a seguir disposto.

A Administração da Companhia propôs a aprovação da fixação da remuneração global anual dos administradores e do Conselho Fiscal (caso instalado), para o exercício de 2022, no valor total de R$ 72.341.031,22, distribuída da seguinte forma:

I. Diretoria: até R$35.107.852,80, observado que esse valor engloba a despesa decorrente dos contratos celebrados com os Diretores com relação aos Planos de Opção de Compra de Ações da Companhia, os quais não têm natureza de remuneração para fins trabalhistas.

II. Conselho de Administração: até R$36.714.779,02, observado que esse valor engloba a despesa decorrente dos contratos celebrados com os membros do Conselho de Administração com relação aos Planos de Opção de Compra de Ações da Companhia, os quais não têm natureza de remuneração para fins trabalhistas.

Este conteúdo foi classificado como CONFIDENCIAL

Este conteúdo foi classificado como CONFIDENCIAL

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

Annex III

CONSOLIDATED BYLAWS

SENDAS DISTRIBUIDORA S.A.

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. ("Company") is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão ("New Market" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a)	the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b)	international trade, including coffee;

Este conteúdo foi classificado como CONFIDENCIAL

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d)	the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(g)	the rental of any recorded media;

(h)	rendering services of photographic, cinematographic and similar studios;

(i)	practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

Este conteúdo foi classificado como CONFIDENCIAL

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	application of household sanitizing products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;
Este conteúdo foi classificado como CONFIDENCIAL

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z)	rendering of parking, lodging and guarding services for vehicles;

(aa)	importing beverages, wines and vinegars;

(bb)	snack bars, tea houses, juice houses and similar establishments;

(cc)	trade in seeds and seedlings;

(dd)	trade in telecommunications products; and; e

(ee)	import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,253,048,594.57 (one billion, two hundred and fifty-three million, fourty-eight thousand, fice hundred ninety-four reais and fifty-seven cents), fully subscribed and paid-up, divided into 1,346,914,232 (one billion, three hundred and forty-six million, nine hundred and fourteen thousand, two hundred and thirty-two) common shares, all nominative, registered and without par value.

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Este conteúdo foi classificado como CONFIDENCIAL

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

i.	reform the Bylaws;
Este conteúdo foi classificado como CONFIDENCIAL

ii.	elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii.	designate the Chairman and Vice-Chairman of the Board of Directors;

iv.	take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v.	approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi.	deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii.	resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix.	examine and approve the liquidator(s) accounts; and

x.	defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

Este conteúdo foi classificado como CONFIDENCIAL

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

Este conteúdo foi classificado como CONFIDENCIAL

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Este conteúdo foi classificado como CONFIDENCIAL

Paragraph 2 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a)	to set the general direction of the Company's business;

(b)	approving or altering the Company's investment plan;

(c)	electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d)	deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e)	inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f)	to call a General Meeting of Stockholders;

(g)	expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h)	deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;
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(i)	choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l)	developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(m)	establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;
(n)	establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(o)	establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;
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(p)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

(q)	to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r)	to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s)	preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(t)	to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q) and (r) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Este conteúdo foi classificado como CONFIDENCIAL

Section II Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a)	to opine on the hiring and dismissal of independent audit services;

Este conteúdo foi classificado como CONFIDENCIAL

(b)	evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c)	to monitor the activities of the Company's internal audit and internal controls area;

(d)	evaluating and monitoring the Company's risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f)	have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Chief Commercial Officer, 1 (one) Chief Operating Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

Este conteúdo foi classificado como CONFIDENCIAL

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a)	in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b)	in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i)	to manage the corporate business and enforce these Bylaws;

(ii)	to comply with the corporate purpose;

(iii)	approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;
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(iv)	preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v)	directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi)	proposing to the Board of Directors the investment plans and programs;

(vii)	authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix)	developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a)	to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b)	to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and installing the meetings of the Executive Board;

(d)	coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and
Este conteúdo foi classificado como CONFIDENCIAL

(e)	suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a)	to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the financial and capital markets;

(b)	to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c)	to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a)	to exercise the management of the Company's administrative services, financial operations and risks;

(b)	participating in the formulation and execution of the Company's strategies and business plans; and

(c)	managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Chief Commercial Officer shall be especially in charge of:

(a)	to act in the definition of the Company's strategic planning;

(b)	to define and execute the marketing and sales plan;
Este conteúdo foi classificado como CONFIDENCIAL

(c)	to manage the quality of sales;

(d)	participating in the definition of human resources policies; and

(e)	communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Chief Operating Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a)	to establish trade guidelines and operations;

(b)	to coordinate human resources and manage material and financial resources;

(c)	to direct trade operations;

(d)	to participate in marketing activities;

(e)	establish branch offices and commercial representations; and

(f)	to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Este conteúdo foi classificado como CONFIDENCIAL

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a)	jointly by 2 (two) Executive Officers;

(b)	jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

Este conteúdo foi classificado como CONFIDENCIAL

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i)	from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii)	fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

(a)	five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d)	the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a)	the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;
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(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX ALIENATION OF SHAREHOLDING CONTROL

Este conteúdo foi classificado como CONFIDENCIAL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"):

(a)	be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b)	the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c)	be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Este conteúdo foi classificado como CONFIDENCIAL

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

Este conteúdo foi classificado como CONFIDENCIAL

"Economic Value" means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Este conteúdo foi classificado como CONFIDENCIAL

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

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Este conteúdo foi classificado como CONFIDENCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.